FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File number: 001-12412

PETRÓLEOS DE VENEZUELA, S.A.

(Exact Name of Registrant as Specified in its Charter)

VENEZUELAN NATIONAL PETROLEUM COMPANY

(Translation of Registrant’s Name into English)

Avenida Libertador
La Campiña, Apdo. 169
Caracas 1010-A, Venezuela

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

TABLE OF CONTENTS

Item

1.	Report on the Appointment of a New President and Chief Executive Officer.

2.	Report on the Appointment of a New Chief Financial Officer.

Item 1.

PDVSA REPORTS THE APPOINTMENT OF A NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

Petróleos de Venezuela, S.A. (“PDVSA”) reported that Rafael Ramírez Carreño, the current Minister of Energy and Mines, has been appointed as the new President and Chief Executive Officer of PDVSA by Mr. Hugo Chávez Frías, the President of the Bolivarian Republic of Venezuela.  Mr. Ramírez was appointed to the position on November 27, 2004 and replaces Alí Rodríguez Araque, who was appointed to be the head of the Ministry of Foreign Affairs.  Mr. Ramírez will retain his position as the Minister of Energy and Mines while serving as President of PDVSA.

Mr. Ramírez is a mechanical engineer who graduated from the University of the Andes and he holds a master’s degree in electrical engineering from the Central University of Venezuela.  He began his professional career at Intevep where he managed the extra heavy crude division in the Orinoco Belt.  He has experience in the development, coordination, and management of engineering and construction projects for the domestic oil and gas industry.  Mr. Ramírez also has worked in the United States on the development of the Cardón Refinery Expansion Project and in France on the Nigerian Liquefied Natural Gas Project.

Additionally, Mr. Ramírez was a founding member and president of the National Gas Entity, an agency responsible for structuring the National Gas Plan and for designing, developing and promoting Venezuela’s policy in this sector.  In February 2002, Mr. Ramírez was appointed as an external director of PDVSA and in July 2002 he was sworn in as Minister of Energy and Mines by President Chávez Frías.

Item 2.

PDVSA REPORTS THE APPOINTMENT OF A NEW CHIEF FINANCIAL OFFICER

On October 14, 2004 Mr. José Alejandro Rojas was appointed as the new Chief Financial Officer for PDVSA.  His appointment became effective as of October 15, 2004.  Mr. Rojas will act as CFO in addition to his role as Vice President of Finance and Planning and as a member of PDVSA’s Board of Directors.  He also serves as the President of PDVSA Finance, Ltd., a wholly owned subsidiary of PDVSA.

Mr. Rojas graduated in 1983 from the Central University of Venezuela with a bachelor’s degree in mathematical statistics.  In 1987 Mr. Rojas completed a master’s program in energy economics at the French Institute of Petroleum before obtaining a master’s degree in econometrics and mathematical economics from the University Pantheon-Assas, París 2 in 1988.  In 1993 Mr. Rojas received his Ph.D in economic sciences, econometrics and mathematical economics from the University Pantheon-Assas, París 2.

Before being appointed as a Vice President of PDVSA, Mr. Rojas was the Executive Director for Panama and Venezuela of the Inter-American Development Bank (“IDB”) and was the Venezuelan governor at the IDB.  While at the IDB Mr. Rojas also served as the Venezuelan Finance Minister, President of the Consultant Council of the Andean Community of Nations and President of the Latin American Reserves Fund.  Prior to his role at the IDB Mr. Rojas served as Venezuela’s Finance Vice Minister, director of several state-owned companies, an international financial institution official and a consultant to several private industries and government organizations.  Additionally, Mr. Rojas has done research and has developed several econometric models on various aspects of the Venezuelan economy.  Mr. Rojas also has held faculty and executive positions at Andrés Bello Catholic University, the Central University of Venezuela, and the University of Zulia.

About PDVSA

PDVSA is the national oil company of the Bolivarian Republic of Venezuela, formed by the government of Venezuela in 1975.  All of the crude oil and natural gas reserves are located exclusively in Venezuela and PDVSA’s exploration and production of crude oil and natural gas are conducted exclusively in Venezuela.  The refining, marketing and transportation of crude oil, natural gas and refined petroleum products of PDVSA are located in Venezuela as well as in the United States, Europe and the Caribbean.  PDVSA Finance, a Cayman Islands company, is the principal financing vehicle for and a wholly owned subsidiary of PDVSA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS DE VENEZUELA, S.A.

Date: January 10, 2005	By:	/s/ Rafael Ramírez Carreño
		Name:	Rafael Ramírez Carreño
		Title:	President and Chief Executive Officer